Rikard D. Lundberg
Attorney at Law
303.223.1232 tel
303.223.8032 fax
November 21, 2013	rlundberg@bhfs.com

United States Securities and Exchange Commission

Washington, D.C. 20549

Attention: Pamela A. Long

Assistant Director Division of Corporate Finance

Re:	Real Goods Solar, Inc. Pre-effective Amendment 1 to Registration Statement on Form S-4 Filed October 21, 2013 File No. 333-191065

Dear Ms. Long:

This letter is being filed on behalf of Real Goods Solar, Inc. (the “Company”, “we”, “our”, or “us”) in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letters dated October 29, 2013 and November 4, 2013 with respect to the Company’s Pre-effective Amendment 1 to Registration Statement on Form S-4 filed on October 21, 2013 with the Commission (the “Form S-4”). The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letters. To assist in your review, the Staff’s comments are highlighted in bold below and are followed by the Company’s responses.

The Company filed an Amendment No. 2 to the Form S-4 on November 21, 2013 (“Amendment No. 2”), which contains revisions in response to the Staff’s comments, and other edits. In addition to the EDGAR filing, the Company is delivering a hard copy of this letter, along with a courtesy copy of Amendment No. 2 marked to indicate changes from the version of the Form S-4 filed on October 21, 2013.

The Company would like to request acceleration as soon as possible in order that it and Mercury Energy, Inc. may mail the joint proxy statement/prospectus contained in the Form S-4 to their respective shareholders as soon as possible. Accordingly, we sincerely appreciate your time and your prompt attention to this matter.

Response to October 29, 2013 Staff Letter

Material U.S Federal Income Tax Consequences of the Merger, page 3; Material U.S. Federal Income Tax Consequences of the Merger, page 72

1.	We note that “It is intended” language on page 3 and the overly broad “If following the Merger” qualifications on pages 3 and 73. Revise to remove any uncertainty about the U.S. federal income tax consequences of the merger. Note that we do not object to qualifications about future facts or conduct if they are limited and reasonable. For guidance you may wish to refer to Section III.C.3. of our Staff Legal Bulletin No. 19 (CF) which is available on the Commission’s website.

Company Response: We have revised the Form S-4 pursuant to a supplemental response to the Staff’s comment submitted to the Commission on November 1, 2013.

410 Seventeenth Street, Suite 2200

Denver, CO 80202-4432

main 303.223.1100

November 21, 2013

2.	We note that “assumes” language in the last paragraph on page 73. The opinion may not assume the tax consequences at issue. Rather, the opinion must opine on the material tax issue, namely, whether the merger qualifies as a tax free reorganization under Section 368(a) of the Internal Revenue Code. Please revise.

Company Response: We have revised the Form S-4 accordingly.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 44

3. Estimate of Consideration Expected to be Transferred, page 44

3.	We have read your response to prior comment 16 and your updated disclosure. We note that you continue to use an average share price to determine the value of stock to be issued in this transaction. Please revise your purchase accounting disclosures and adjustments to use the most recent share price at the time of your filing to determine the value of the stock to be issued in this transaction. Given the recent volatility of your stock, please also provide a more detailed explanation of how you determined that a potential 10% fluctuation in your price was appropriate. Refer to FRM 3250.1.f.

Company Response: The Company has analyzed the volume weighted-average price on a 20 trading day rolling basis, beginning on September 9, 2013, which was 20 days after the merger announcement and ending as of the most recent practicable date, November 20, 2013. On September 9, 2013, the volume weighted-average price was $2.03 and the closing price on September 9, 2013 was $1.95. The volume weighted-average closing price over the period October 22, 2013 to November 18, 2013 was $3.59. The closing price as of November 20, 2013 was $2.55. The Company has recalculated the number of shares to be issued in the transaction using the $3.59 volume weighted-average closing price. Additionally, the Company has recalculated the value of the transaction using the $2.55 closing price.

To reflect the recent volatility associated with the Company’s shares and to assess the potential impact of the variability in share price on the number of shares to be issued in the transaction, the Company evaluated the rolling 20 day volume weighted-average price since August 9, 2013, the day the transaction was announced. During the period, variability of one standard deviation amounted to $0.72, or approximately 20% of the November 20, 2013 closing price of $3.52. The Company believes that one standard deviation is an appropriate measure to provide information about the effects of stock price volatility. Consequently it has revised the sensitivity analysis to reflect an increase or decrease of 20%.

Real Goods Solar’s Analysis, page 62

4.	We note the statement in the last sentence that “shareholders are cautioned not to place undue, if any, reliance on the EBITDA projections.” Please delete the words “if any.”

Company Response: We have revised the Form S-4 accordingly.

November 21, 2013

Retention Bonuses, Transition Consulting Agreements and Employment Offers, page 69

5.	Disclose the base salaries of the three executives under the employment offers. Additionally, summarize the EBITDA and revenue targets for the three executives’ annual bonus opportunity if the merger closes before December 31, 2013. Consider presenting this information in bullet points or tabular format so that it is easier for shareholders to read and understand. We note the disclosures in exhibit 10.28.

Company Response: We have revised the Form S-4 accordingly.

Response to November 4, 2013 Staff Letter

Material U.S. Federal Income Tax Consequences of the Merger, page 3; Material U.S. Federal Income Tax Consequences of the Merger, page 72

1.	Since the requirements for qualification as a tax free reorganization include actions to be taken by the parties after the merger’s effective time which can cause the merger to fail as a tax free reorganization, provide risk factor disclosure of this fact. Additionally, provide risk factor disclosure of the material U.S. federal income tax consequences for a U.S. holder of Mercury preferred stock if the merger fails as a tax free reorganization. We note the revised disclosure that neither party to the merger has unconditionally committed to refrain from taking actions after the merger’s effective time which are inconsistent with qualifications of the merger as a tax free reorganization or to take all necessary actions after the merger’s effective time which are required of a tax free reorganization.

Company Response: We have revised the Form S-4 accordingly.

Acknowledgment

With respect to the preceding responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

/s/ Rikard Lundberg
Rikard Lundberg